UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q 4 ’ 2 2 E a r n i n g s P r e s e n t a t i o n

LEGAL DISCLAIMER This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, each as amended, including, in particular, statements about the Company’s plans, strategies and prospects and estimates of industry growth or prospects. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” “should,” “expects, “target” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact contained in this presentation may be forward-looking statements. The Company has based these forward-looking statements on its estimates and assumptions of its financial results and its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs as of the date of this presentation. These forward-looking statements are conditioned upon and also involve a number of known and unknown risks, uncertainties, and other factors that could cause actual results, performance or events to differ materially from those anticipated by these forward-looking statements. Such risks, uncertainties, and other factors may be beyond the Company’s control and may pose a risk to the Company’s operating and financial condition. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the Company’s management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Risks that contribute to the uncertain nature of the forward-looking statements include, among others, risks associated with the Company’s ability to innovate and respond to technological advances, changing market needs and customer demands, such as the use of and demand for SMS text message service and cloud-based platform communications; the Company’s ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage its international expansion; the Company’s failure to enhance its brand recognition or maintain a positive public image; the inherent risks related to the CPaaS market, such as the interruption, failure or breach of its computer or information technology systems, resulting in the degradation of the quality or a decline in the use of the products and services offered; general economic, political and business conditions in Brazil, including as a result of the impacts of the COVID-19 pandemic, and their impact on the Company’s business, notably with respect to inflation and interest rates and their impact on the discretionary spending of businesses; the Company’s ability to face challenges in the expansion of its operations and its offerings into new market segments and/or new geographic regions within and outside of Brazil; the impact of substantial and increasing competition in the Company’s market, innovation by its competitors, and its ability to compete effectively; the Company’s compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to its business as it continues to grow; the Company’s ability to attract and retain qualified personnel while controlling its personnel related expenses; the dependence of the Company’s business on its relationship with service providers as well with certain cloud infrastructure providers; the Company’s ability to maintain, protect and enhance its brand and intellectual property; the Company’s ability to maintain its classification as an emerging growth company under the JOBS Act; health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; other factors that may affect the Company’s financial condition, liquidity and results of operations; and other known and unknown risks, all of which are difficult to predict and many of which are beyond the Company’s control. The Company has provided additional information in its reports on file with the Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those contained in this presentation and encourages you to review these factors. The statements contained in this presentation are based on the Company’s current beliefs and expectations and speak only as of the date of this presentation. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise, except to the extent required by law. To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with GAAP, the Company also presents the following non-GAAP measures of financial performance: Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision. There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare the Company’s performance to that of other companies. Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable. However, the Company disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the Company believes to be reliable, have not been independently verified. The Company cannot assure recipients of this presentation that such data is accurate or complete. Recipients of this presentation are not to construe the contents of this summary as legal, tax or investment advice and recipients should consult their own advisors in this regard. This presentation has been prepared solely for informational purposes. Neither the information contained in this presentation, nor any further information made available by the Company or any of its affiliates or employees, directors, representatives, officers, agents or advisers in connection with this

Business review & Startegy update Cassio Bobsin, CEO

M&A integration completed, ready to extract synergies and grow

Key financial highlights Shay Chor, CFO

Best quarterly profitability metrics since our IPO Net Revenues (BRL MM) 190.3 -8.1% 174.9 Q4 2021 Q4 2022 Non-GAAP Gross Profit (BRL MM) 62.1 +65.1% 102.5 32.6$ +26.0pp 58.6% Non-GAAP Gross Profit Margin Normalized EBITDA BRL 23.0 MM OCF BRL 27.3 MM[1] 2022 – Q4 revenues fully consolidate D1, SenseData, and Movidesk [2] 2021 – Q4 fully consolidates D1, and 2 months of SenseData [3] Normalized EBITDA excludes non-cash impacts from earn-outs adjustments and goodwill impairment. Please refer to our Financial Statements for EBITDA reconciliation

Executing strategy focused on balancing growth and profitability Net Revenues (BRL MM) 612.3 +23.6% 756.7 Non-GAAP Gross Profit (BRL MM)197.9 +68.2% 332.9 Non-GAAP Gross Profit Margin 32.3% +11.7pp 44.0% FY 2021 FY 2022 Normalized EBITDA BRL 23.5 MM [1] 2022 – FY2022 revenues fully consolidate D1 and SenseData, and considers 8 months of Movidesk [2] 2021 – FY2021 revenues consolidate 4 months of D1 and 2 months of SenseData [3] Normalized EBITDA excludes non-cash impacts from earn-outs adjustments and goodwill impairment. Please refer to our Financial Statements for EBITDA reconciliation

Strategy brought solid results and positive profitability trends Non-GAAP Gross Profit (BRL MM) +53.4% 66.8 33.3 33.4 Q1 2022 +15.2% +33.1% -4.5% 77.0 44.2 31.9 Q2 2022 +12.5% +11.8% +15.0% 86.6 49.4 36.7 Q3 2022 102.5 50.8 51.6 Q4 2022 SaaS CpaaS * Q1, Q2 and Q3 2022 Non-GAAP Gross Profit contains R$0.2 million, R$0.9 million and R$ 0.5 million of intercompany Non-GAAP Gross Profit, respectively

SaaS business representing more than 50% of gross profit in FY 2022 Revenue Mix Non-GAAP Gross Profit Mix Q4 2022 41% 59% SaaS CpaaS FY 2022 34% 66% 50% 50% 53% 47% 124% in NRE (Q4 2022) BRL 239MM in SaaS ARR (December 2022)

Gross Margin more than doubled since Q121 27.3% 32.9% 35.3% 32.6% 33.8% 37.8% 48.0% 58.6% 44.0% 38-40% IPO +25.8 pp SInce IPO +26.1 pp YoY Q121 Q221 Q321 Q421 Q122 Q222 Q322 Q422 2022 FY 22 Guidance [1] 2022 – Q4 revenues fully consolidate D1, SenseData, and Movidesk / FY2022 revenues fully consolidate D1 and SenseData, and considers 8 months of Movidesk [2] 2021 – Q4 fully consolidates D1, and 2 months of SenseData / FY2021 revenues consolidate 4 months of D1 and 2 months of SenseData

Organic & M&A growth contributing to profitability Net revenue 612.3 29.9 114.5 756.7 FY 2021 Organic M&A FY 2022 Non-GAAP Gross Profit 197.9 60.4 74.6 332.9 FY 2021 Organic M&A FY 2022 BRL 156MM Contribution from the three recently acquired companies to consolidated net revenues in FY 2022 [1] 2022 –FY2022 revenues fully consolidate D1 and SenseData, and considers 8 months of Movidesk [2] 2021 –FY2021 revenues consolidate 4 months of D1 and 2 months of SenseData

Strict cost control Cost-cutting initiatives announced in November: acceleration of acquisitions integration other cost-cutting actions, including non-personnel G&A Downsizing 9% of Zenvia’s workforce: company supported affected employees with healthcare and career replacement opportunities BRL 70MM in reduced costs on a yearly basis Downsizing Cost-cutting initiatives 40 30 BRL 5MM Downsize costs impact inQ4 and FY 2022 results

Improved Gross Profit converting into EBITDA Normalized EBITDA* (BRL MM) -7.6 Q122 -1.8 Q2 2022 9.9 Q322 23.0 Q42022 VALOR 2022 10-15 Guidance * Normalized EBITDA excludes non-cash impacts from earn-outs adjustments and goodwill impairment. Please refer to our Financial Statements for EBITDA reconciliation.

EBITDA Evolution (BRL MM) Normalized EBITDA* (BRL MM) 44.8 36.1 8.0 0.4 23.5 2018 2019 2022 2021 2022 * Normalized EBITDA excludes non-cash impacts from earn-outs adjustments and goodwill impairment. Please refer to our Financial Statements for EBITDA reconciliation.

Positive OCF in Q4 Operating Cash Flow reconciliation (BRL MM) Q4 2022 Normalized EBITDA 23.0 Working Capital 12.7 Twilio 8.4 Other 4.3 Capex (8.4) OCF 27.3 Financial (40.0) Net funding (11.0) Interest + Leasing (8.2) Acquisitions (20.8) Cash Balance Variation (12.7)

Earn-outs renegotiation reduced funding gap, allowing us to focus on continuing expanding gross profit and generating positive EBITDA Original SPA (BRL MM) 320 Movidesk 60 SenseData 380 40D1 40 Post Renegotiations (BRL MM) 217 7 27 40 40 27 26 25 23 23 23 17 17 17 17 Q123 Q223 Q323 Q4 23 Q124 Q224 Q324 Q4 24 Q125 Q225 Q325 Q4 25 Q126 Q226 Q326 Q4 26 *New payment terms are subject to accrued interests in line with Zenvia’s current bank financing costs.

2022 Guidance vs Actual Revenue (BRL million) 740 756.7 790 YOY growth +23.6% (vs 22-31%) CPaaS Revenue SaaS Revenue Non-GAAP Gross Profit Margin Non-GAAP Gross Profit Margin YoY expansion EBITDA (BRL million)* * Normalized EBITDA excludes non-cash impacts from earn-outs adjustments and goodwill impairment. Please refer to our Financial Statements for EBITDA reconciliation 490 496.2 515 250 260.6 275 38% 40% 44% 5.7pp 7.7pp 11.7pp $10mn $15mn $23.5mn

Introducing 2023 Guidance Revenue (BRL million) CPaaS Revenue SaaS Revenue Non-GAAP Gross Profit Margin Non-GAAP Gross Profit Margin YoY expansion EBITDA (BRL million)* * Normalized EBITDA, excluding non-cash impacts from earn-outs adjustments 830 870 YoY Growth 9 - 15% 490 500 340 370 42% 45% -2.0pp +1.0pp $70mn $90mn

/company/zenvia-inc/ /zenvia.inc @Zenvia_ @Zenvia | @ZenviaLatam /canalZenvia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 05, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer